

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 1, 2016

Via E-mail
Joyce LaViscount
Chief Financial Officer
Helius Medical Technologies, Inc.
41 University Drive, Suite 400
Newtown, Pennsylvania 18940

> **Re: Helius Medical Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Filed June 28, 2016**
> **File No. 000-55364**

Dear Ms. LaViscount:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery